Exhibit 99.1
China Nepstar Chain Drugstore Reports First Quarter 2011 Financial Results
- Same Store Sales Increase 8.9% -
Shenzhen, China, May 25, 2011 — China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or “the Company”), the largest retail drugstore chain in China based on the number of directly operated stores, today announced its unaudited financial results for the first quarter ended March 31, 2011.
Financial Highlights
For the quarter ended March 31, 2011:
•	Revenue increased by 9.0% to RMB618.1 million (US$94.4 million), compared to revenue of RMB567.2 million in first quarter 2010

•	Same store sales increased by 8.9% over the prior year’s period

•	Income from operations was RMB11.8 million (US$1.8 million) compared to a loss of RMB4.2 million in first quarter 2010

•	Net income was RMB10.6 million (US$1.6 million) compared to RMB2.6 million for the same period of 2010
Mr. Jason Wu, Chief Executive Officer of Nepstar, commented, “We are pleased to share the positive progress of our strategic transition to a neighborhood store for one-stop pharmacy and convenience shopping. New merchandise in our convenience products category has contributed to the increase of sales by 8.9% on a same store basis, despite ongoing government pricing controls over some of our core pharmaceutical products.
“Household consumables continued to deliver growth in sales, which underscores our theme of bringing health and value to our customers’ daily life. We believe there is further growth potential in the convenience and household consumables market, where we may leverage our large store network and logistics coverage to our advantage.

“Our plan is to continue to introduce high-quality household consumables at competitive prices with the goal of increasing the average spending per customer per visit and to further drive same store productivity.”
First Quarter Results
During the first quarter of 2011, the Company opened 25 new stores and closed 39 stores. As of March 31, 2011, Nepstar had a total of 2,533 stores in operation.
Revenue for the quarter ended March 31, 2011 increased 9.0% to RMB618.1 million (US$94.4 million), compared to revenue of RMB567.2 million for the same period in 2010. Increased sales of newly introduced convenience products continued to offset the negative impact on drug sales from ongoing healthcare reform that has led to price cuts and diversion of patients from drugstores.
First quarter revenue contribution from prescription drugs was 19.6%, OTC drugs was 37.7%, nutritional supplements was 17.9%, traditional Chinese herbal products was 4.0% and convenience and other products was 20.8%. During the first quarter, the Company introduced 37 new SKUs (Stock Keeping Units) within the convenience products category. Sales of convenience products accounted for approximately 12.5% of total revenue for the first quarter.
Same store sales (for 2,275 stores opened before December 31, 2009) for the first quarter of 2011 increased by 8.9% compared to the same period in 2010. This growth was mainly attributable to increased sales of household consumables and other new non-pharmaceutical products introduced in the second half of 2010.
Nepstar’s portfolio of private label products included 1,788 products as of March 31, 2011. Sales of private label products represented approximately 29.8% of revenue and 41.4% of gross profit for the first quarter of 2011.
First quarter gross profit was RMB294.8 million (US$45.0 million), compared to RMB272.2 million in the same period of 2010. Gross profit margin in the first quarter of 2011 was 47.7%, compared to 48.0% in the same period of 2010. The change in gross profit margin was mainly due to changes in revenue mix as the Company has introduced more household consumables with a lower gross profit margin compared to pharmaceuticals. The Company continued to make efforts to provide good-value private label products in convenience products category. In the first quarter, private label products’ contribution to the convenience products category also reached 30.2%, helping maintain a reasonably favorable gross profit margin level on sales of convenience products.
Sales, marketing and other operating expenses as a percentage of revenue in the first quarter of 2011 decreased to 40.7% compared to 42.9% in the same period of 2010. This decrease from the same period of last year was primarily due to higher sales revenue generated from the diversification strategy and rigorous cost control measures.
General and administrative expenses as a percentage of revenue in the first quarter of 2011 were 5.1%, compared to 5.8% in the same period of 2010. The decrease was also due to cost control efforts and a higher revenue base in 2011.

As a result of the factors discussed above, income from operations in the first quarter of 2011 was RMB11.8 million (US$1.8 million), compared to a loss of RMB4.2 million in the same period of 2010. Operating margin was 1.9% in the first quarter of 2011.
Interest income for the first quarter of 2011 was RMB4.9 million (US$0.7 million), compared to RMB8.2 million in the same period of 2010. The decrease in interest income was mainly due to lower cash balances as a result of the dividend payments in 2010 and 2011, and share buyback program in 2010. Dividend income from cost method investments was RMB2.0 million (US$0.3 million), compared to that of RMB3.0 million in the same quarter of 2010. Equity income of an equity method investee was RMB1.0 million (US$0.2 million), compared to that of RMB1.8 million in the same quarter of 2010.
Nepstar’s effective tax rate was 46.1% for the first quarter of 2011, compared to 66.8% for the same period in 2010. The decrease in effective tax rate was primarily because less valuation allowance was made for the deferred tax assets of loss-making subsidiaries due to their improved profitability in the first quarter of 2011.
Net income in the first quarter of 2011 was RMB10.6 million (US$1.6 million), which represented RMB0.10 (US$0.02) basic and diluted earnings per American depositary share (“ADS”). This compares to net income of RMB2.6 million, which represented RMB0.02 basic and diluted earnings per ADS in the same period of 2010. The total number of outstanding ordinary shares of the Company as of March 31, 2011 was 207.8 million. The weighted average number of ordinary shares in the first quarter of 2011 was 207.8 million. Each ADS represents two ordinary shares of the Company.
As of March 31, 2011, Nepstar’s total cash, cash equivalents and bank deposits were RMB983.7 million (US$150.2 million) and its shareholders’ equity was RMB1,375.5 million (US$210.0 million).
In the first quarter of 2011, net cash flow from operations was RMB1.0 million (US$0.2 million).
On January 18, 2011, Nepstar announced a special cash dividend of US$0.30 per ADS, which represents a total value to shareholders of approximately US$31 million. The distribution of the special dividend was partly paid around February 28, 2011 to shareholders of record as of the close of business on January 31, 2011.
In April 2011, Nepstar’s Board approved the transfer of 100% ownership of Shenzhen Nepstar Industrial Co., Ltd. (“Nepstar Industrial”), a subsidiary company, to Neptunus Group, a related party. Nepstar Industrial has a registered capital of RMB100 million and paid-in capital of RMB20 million as of March 31, 2011. The net asset of Nepstar Industrial as of March 31, 2011 was RMB20 million. Neptunus Group will pay Nepstar RMB20 million in cash, to acquire Nepstar Industrial. Nepstar has not conducted any operations under Nepstar Industrial since its establishment in 2009. The purpose of the transaction is to simplify corporate structure and the divestment is not expected to influence Nepstar’s financial position or business.

Business Outlook
“We expect that Chinese healthcare sector reform will be prolonged, as government policy initiatives take time to be thoroughly implemented,” stated Mr. Wu. “While the overall drugstore sector continues to experience revenue erosion and smaller chains and generic drug makers struggle, our shift to a hybrid model of pharmacy and convenience enables us to broaden our revenue stream and compensate for lost drug sales. Moreover, the growth in sales of our household consumables enhances our chance of private labeling in this product category. We believe Nepstar is on its way to providing for even more consumers’ healthcare and quality life needs. However, it may take some time to see an impact on our bottom line from the introduction of new products. We are still developing our product mix strategy, as we continue to assess the contribution of new product categories to our sales revenue and profitability.”
Conference Call Information
The Company will host a conference call, to be simultaneously Web cast, on Wednesday, May 25, 2011 at 8:00 a.m. Eastern Time / 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-9210 (North America) or +1-201-689-8049 (International) approximately five to ten minutes before the call start time. A live Web cast of the conference call will be available on the Nepstar Web site at http://www.nepstar.cn.
A replay of the call will be available shortly after the conclusion of the conference call through June 1, 2011 at 11:59 p.m. Eastern Time or June 2, 2011 at 11:59 a.m. Beijing Time. An archived Web cast of the conference call will be available on the Nepstar website at http://www.nepstar.cn. Interested parties may access the replay by dialing +1-877-660-6853 (North America) or +1-201-678-7415 (International) and entering account number 286 and conference ID number 372372.
About China Nepstar Chain Drugstore Ltd.
China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is China’s largest retail drugstore chain based on the number of directly operated stores. As of March 31, 2011, the Company had 2,533 stores across 74 cities, one headquarter distribution center and 14 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products including consumables. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the robust economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
Exchange Rate Information
The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the certified exchange rate of US$1.00 = RMB6.5483 on March 31, 2011 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on March 31, 2011, or at any other date. The percentages stated are calculated based on RMB amounts.
Contacts
Lucia Qian
China Nepstar Chain Drugstore Ltd.
Vice President, IR
Phone: +86-755-2641-4065
Email: qianrt@nepstar.cn
Dixon Chen
Grayling
Investor Relations
Tel: +1-646-284-9403
Email: dixon.chen@grayling.com
Ivette Almeida
Grayling
Media Relations
Tel: +1-646-284-9455
Email: ivette.almeida@grayling.com
Tables follow

China Nepstar Chain Drugstore Ltd.
Unaudited Condensed Consolidated Statements of Operations
(amounts in thousands — except per-share data)

	Three-month period ended
		March 31
	2010	2011	2011
	RMB	RMB	USD

Revenue	567,217	618,102	94,391

Cost of goods sold	(295,049)	(323,255)	(49,365)

Gross profit	272,168	294,847	45,026

Sales, marketing and other operating expenses	(243,378)	(251,785)	(38,450)

General and administrative expenses	(32,948)	(31,258)	(4,773)

(Losses) / income from operations	(4,158)	11,804	1,803

Interest income	8,226	4,868	743
Interest expenses	(1,200)	—	—

Dividend income from cost method investments	2,997	2,000	305

Equity in income of an equity method investee	1,846	1,020	156

Income before income tax expense	7,711	19,692	3,007

Income tax expense	(5,153)	(9,070)	(1,385)

Net income attributable to China Nepstar Chain Drugstore Ltd.	2,558	10,622	1,622

Basic earnings per ordinary share	0.01	0.05	0.01
Basic earnings per ADS	0.02	0.10	0.02
Diluted earnings per ordinary share	0.01	0.05	0.01
Diluted earnings per ADS	0.02	0.10	0.02

China Nepstar Chain Drugstore Ltd.
Unaudited Condensed Consolidated Balance Sheets
(amounts in thousands)

	As of	As of
	December 31,	March 31,
	2010	2011	2011
	RMB	RMB	USD
ASSETS
Current assets

Cash, cash equivalents and bank deposits	1,139,796	983,680	150,219

Restricted Cash	5,000	—	—

Accounts receivable, net of allowance for doubtful accounts	83,722	97,568	14,900

Amounts due from related parties	12,358	2,496	381

Prepaid expenses, deposits and other current assets	127,750	125,008	19,090

Inventories	433,265	415,271	63,417

Deferred tax assets	3,551	2,403	367

Total current assets	1,805,442	1,626,426	248,374

Non-current assets

Property and equipment, net	192,019	181,340	27,693

Rental deposits	41,811	41,308	6,308

Cost method investments	12,638	12,638	1,930

Equity method investment	35,151	36,170	5,524

	As of	As of
	December 31,	March 31,
	2010	2011	2011
	RMB	RMB	USD

Land use right	8,227	—	—

Intangible assets, net	2,919	3,264	498

Goodwill	51,089	51,819	7,913

Deferred tax assets	1,813	1,722	263

Deposits for acquisitions	2,000	1,000	153

Total non-current assets	347,667	329,261	50,282

Total assets	2,153,109	1,955,687	298,656

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities

Accounts payable	313,773	309,979	47,338

Amounts due to related parties	24,461	20,673	3,157

Accrued expenses and other payables	131,330	102,890	15,713

Income tax payable	52,520	55,191	8,428

Deferred income	26,102	18,788	2,869

Dividend payable	—	42,553	6,498

Total current liabilities	548,186	550,074	84,003

Non-current liabilities

Deferred income	18,794	19,308	2,948

Deferred tax liabilities	16,922	10,842	1,656

Total non-current liabilities	35,716	30,150	4,604

	As of	As of
	December 31,	March 31,
	2010	2011	2011
	RMB	RMB	USD

Total liabilities	583,902	580,224	88,607

Shareholders’ equity

Share capital	164	164	25

Additional paid-in capital	1,501,809	1,297,250	198,105

Accumulated other comprehensive loss	(41,563)	(41,370)	(6,318)

Retained earnings	108,797	119,419	18,237

Total shareholders’ equity	1,569,207	1,375,463	210,049

Total liabilities and shareholders’ equity	2,153,109	1,955,687	298,656